Exhibit 99.1

Legend Biotech Establishes Strategic Advisory Board

SOMERSET, N.J.--(BUSINESS WIRE)--April 3, 2023--Legend Biotech Corporation (“Legend Biotech” or the “Company”) (NASDAQ: LEGN), a global biotechnology company developing, manufacturing and commercializing novel therapies to treat life-threatening diseases, today announced the formation of a strategic advisory board and the appointments of Michel Vounatsos, former CEO of Biogen Inc., and John Maraganore, PhD, former CEO of Alnylam Pharmaceuticals, as advisors. Mr. Vounatsos and Dr. Maraganore will work closely with Legend Biotech’s leadership team and Board of Directors to advise on strategic initiatives to advance the Company’s cell therapy platforms.

“We are honored to be joined by such accomplished industry executives, and we welcome Mr. Vounatsos and Dr. Maraganore to our advisory board. We look forward to drawing upon their unique global perspectives and combined experience to help drive the company’s long-term growth objectives,” said Ying Huang, Legend Biotech’s CEO.

About Michel Vounatsos

Mr. Vounatsos served as Chief Executive Officer and as a member of the Board of Directors of Biogen Inc. from January 2017 to November 2022, shortly after joining the company as Executive Vice President, Chief Commercial Officer in April 2016.

Prior to joining Biogen, Mr. Vounatsos spent twenty years at Merck & Co., Inc., where he held a number of leadership roles in strategy, commercial operations and business development. Most recently, he served as President, Primary Care and Merck Customer Centricity, where he led the company’s global primary care business. While at Merck, Mr. Vounatsos also served as President of MSD China and held several commercial leadership positions across Europe. Prior to joining Merck, Mr. Vounatsos held management positions at Ciba-Geigy, a Swiss pharmaceuticals company that eventually formed Novartis through its merger with Sandoz Inc.

Mr. Vounatsos currently serves on the Board of PerkinElmer, Inc., where he is a member of the Audit Committee (March 2020-Present) and Chair of the Nominating and Corporate Governance Committee (Oct.2022-Present). Mr. Vounatsos also serves on the Board of Zai Lab (Jan 2023-Present), where he is Chair of the Commercial Committee and member of the Research and Development Committee. In addition, he is on the Advisory Board of Tsinghua University School of Pharmaceutical Sciences, and Chair of Supervisory Board of LIRYC, the Electrophysiology and Heart Modeling Institute at the University of Bordeaux.

Mr. Vounatsos obtained his C.S.C.T. certificate in Medicine from Université Victor Segalen, Bordeaux II, France, and an MBA from HEC School of Management in Paris.

About John Maraganore, PhD

Dr. Maraganore served as the founding CEO and Director of Alnylam Pharmaceuticals from 2002-2021, where he led the company through the approval and global commercialization of the first four RNA interference therapeutic medicines. At Alnylam, he developed the company’s value strategy, building over $25 billion in market capitalization throughout his tenure. He remains a member of the Alnylam Scientific Advisory Board.

Prior to joining Alnylam, Dr. Maraganore held a number of leadership roles at Millennium Pharmaceuticals, Inc., across M&A, strategy, and was responsible for the company’s oncology, and cardiovascular, inflammatory and metabolic diseases businesses. Before Millennium, Dr. Maraganore spent ten years at Biogen, Inc. in a number of business and clinical roles, where he led the discovery and development of ANGIOMAX® (bivalirudin). Prior to that, he was a scientist at ZymoGenetics, Inc. and the Upjohn Company.

Currently, Dr. Maraganore serves as a Venture Partner at Arch Venture Partners, a Venture Advisor at Atlas Ventures, a Senior Advisor at Blackstone Life Sciences, Executive Partner at RTW Investments, and as an Advisor at M28. He is Chair Emeritus of the Biotechnology Innovation Organization (BIO) and a member of the BIO board and its Executive Committee. In addition, he serves on the board of a number of public and private companies: Agios Pharmaceuticals, Beam Therapeutics, Kymera Therapeutics, ProKidney Corp, Takeda Pharmaceuticals; Aera Therapeutics (Chair), Aerium Therapeutics, Aitia (Chair), Hemab Therapeutics (Chair), Orbital Therapeutics (Founder and Executive Chair), and Versanis Bio.

Dr. Maraganore is actively involved with a number of non-profit organizations committed to the development of future life sciences leaders and to the advancement of innovative medicines for patients. He serves on the Board of the Termeer Foundation, Nucleate, CHDI Foundation, the Advisory Board of n-Lorem and Ariadne Labs, and is a member of the MGH Research Institute Advisory Council.

Dr. Maraganore received his BA, MS, and Ph.D. in biochemistry and molecular biology from the University of Chicago.

About Legend Biotech

Legend Biotech is a global biotechnology company dedicated to treating, and one day curing, life-threatening diseases. Headquartered in Somerset, New Jersey, we are developing advanced cell therapies across a diverse array of technology platforms, including autologous and allogeneic chimeric antigen receptor T-cell and natural killer (NK) cell-based immunotherapy. From our three R&D sites around the world, we apply these innovative technologies to pursue the discovery of cutting-edge therapeutics for patients worldwide.

Learn more at www.legendbiotech.com and follow us on Twitter and LinkedIn.

Contacts

Investor Contacts:
Joanne Choi, Senior Manager, Investor Relations, Legend Biotech
joanne.choi@legendbiotech.com

Crystal Chen, Manager, Investor Relations, Legend Biotech
crystal.chen@legendbiotech.com

Press Contact:
Tina Carter, Corporate Communications Lead, Legend Biotech
tina.carter@legendbiotech.com
(908) 331-5025